FEMSA Announces Shareholders Meeting

Monterrey, Mexico, February 5, 2013 — FOMENTO ECONOMICO MEXICANO, S.A.B. de C.V. (“FEMSA”) (NYSE: FMX, BMV: FEMSAUBD, FEMSAUB) announces it will hold its Annual Shareholders Meeting on March 15, 2013.

Additionally, the company informs that the record date for FEMSA’s ADS holders (NYSE: FMX) in the US will be Februrary 15, 2013.

(This release is an English translation of a document filed with the Mexican Stock Exchange.)

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FEMSA is a leading company that participates in the beverage industry through Coca-Cola FEMSA, the largest bottler of Coca-Cola products in the world; in the retail industry through FEMSA Comercio, operating OXXO, the largest and fastest-growing chain of stores in Latin America, and in the beer industry, through its ownership of the second largest equity stake in Heineken, one of the world’s leading brewers with operations in over 70 countries.